UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

American Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

02752P 100

(CUSIP Number)

Christine Miller

Magnolia Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person American Midstream GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,349,609 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,349,609 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,609 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 2.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 1,349,609 Common Units held by American Midstream GP, LLC, the Issuer’s general partner.

Note 2: Based on 52,981,070 Common Units outstanding as of August 6, 2018.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person AMID GP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,349,609 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,349,609 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,609 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 2.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 23% owned by AMID GP Holdings, LLC.

Note 2: Based on 52,981,070 Common Units outstanding as of August 6, 2018.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person High Point Infrastructure Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,276,518 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,276,518 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,276,518 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 16.6% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,707,571 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,926,909 common units of the Issuer (“Common Units”) and 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point.

Note 2: Based on 61,907,979 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 52,981,070 Common Units outstanding as of August 6, 2018 and (b) 8,926,909 Common Units issuable upon the conversion of Series A-1 Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person Magnolia Infrastructure Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,719,998 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,719,998 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,719,998 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 22.3% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,707,571 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,926,909 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,302,158 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,824,559 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point, and 618,921 Common Units held by Magnolia.

Note 2: Based on 65,732,538 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 52,981,070 Common Units outstanding as of August 6, 2018, (b) 8,926,909 Common Units issuable upon the conversion of Series A-1 Units outstanding and (c) 3,824,559 Common Units issuable upon the conversion of Series A-2 Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person Magnolia Infrastructure Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,215,962 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,215,962 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,215,962 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 45.3% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,707,571 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,926,909 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,302,158 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,824,559 Common Units, 9,241,642 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,742,539 Common Units, 9,753,425 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, and 618,921 Common Units held by Magnolia.

Note 2: Based on 75,475,077 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 52,981,070 Common Units outstanding as of August 6, 2018, (b) 8,926,909 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 3,824,559 Common Units issuable upon the conversion of Series A-2 Units outstanding and (d) 9,742,539 Common Units issuable upon the conversion of Series C Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person ArcLight Energy Partners Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,069,444 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,069,444 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,069,444 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 49.1% (See Note 2)
14.	Type of Reporting Person PN

Note 1: Represents 7,707,571 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,926,909 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,302,158 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,824,559 Common Units, 9,241,642 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,742,539 Common Units, 9,753,425 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 75,475,077 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 52,981,070 Common Units outstanding as of August 6, 2018, (b) 8,926,909 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 3,824,559 Common Units issuable upon the conversion of Series A-2 Units outstanding and (d) 9,742,539 Common Units issuable upon the conversion of Series C Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person ArcLight PEF GP V, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,069,444 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,069,444 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,069,444 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 49.1% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,707,571 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,926,909 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,302,158 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,824,559 Common Units, 9,241,642 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,742,539 Common Units, 9,753,425 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 75,475,077 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 52,981,070 Common Units outstanding as of August 6, 2018, (b) 8,926,909 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 3,824,559 Common Units issuable upon the conversion of Series A-2 Units outstanding and (d) 9,742,539 Common Units issuable upon the conversion of Series C Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person ArcLight Capital Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,069,444 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,069,444 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,069,444 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 49.1% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,707,571 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,926,909 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,302,158 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,824,559 Common Units, 9,241,642 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,742,539 Common Units, 9,753,425 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 75,475,077 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 52,981,070 Common Units outstanding as of August 6, 2018, (b) 8,926,909 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 3,824,559 Common Units issuable upon the conversion of Series A-2 Units outstanding and (d) 9,742,539 Common Units issuable upon the conversion of Series C Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person ArcLight Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,069,444 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,069,444 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,069,444 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 49.1% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,707,571 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,926,909 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,302,158 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,824,559 Common Units, 9,241,642 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,742,539 Common Units, 9,753,425 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 75,475,077 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 52,981,070 Common Units outstanding as of August 6, 2018, (b) 8,926,909 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 3,824,559 Common Units issuable upon the conversion of Series A-2 Units outstanding and (d) 9,742,539 Common Units issuable upon the conversion of Series C Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person Daniel R. Revers
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,069,444 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,069,444 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,069,444 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 49.1% (See Note 2)
14.	Type of Reporting Person IN

Note 1: Represents 7,707,571 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,926,909 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,302,158 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,824,559 Common Units, 9,241,642 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,742,539 Common Units, 9,753,425 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 75,475,077 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 52,981,070 Common Units outstanding as of August 6, 2018, (b) 8,926,909 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 3,824,559 Common Units issuable upon the conversion of Series A-2 Units outstanding and (d) 9,742,539 Common Units issuable upon the conversion of Series C Units outstanding.

This Amendment No. 21 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014, Amendment No. 2 filed on February 17, 2015, Amendment No. 3 filed on April 3, 2015, Amendment No. 4 filed on May 15, 2015, Amendment No. 5 filed on August 18, 2015, Amendment No. 6 filed on August 19, 2015, Amendment No. 7 filed on September 17, 2015, Amendment No. 8 filed on November 18, 2015, Amendment No. 9 filed on December 22, 2015, Amendment No. 10 filed on January 6, 2016, Amendment No. 11 filed on January 11, 2016, Amendment No. 12 filed on February 1, 2016, Amendment No. 13 filed on February 24, 2016, Amendment No. 14 filed on April 27, 2016, Amendment No. 15 filed on May 18, 2016, Amendment No. 16 filed on November 3, 2016, Amendment No. 17 filed on December 6, 2016, Amendment No. 18 filed on March 8, 2017, Amendment No. 19 filed on August 18, 2017 and Amendment No. 20 filed on October 12, 2017 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”). Amendment No. 21 is being filed to report the acquisition of Common Units of the Issuer by Busbar II, LLC, which is 100% owned by ArcLight Energy Partners Fund V, L.P., a Reporting Person.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented with respect to the acquisition of securities reported hereby as follows:

The Common Units purchased by Busbar II, LLC were purchased with working capital in open market purchases.

ITEM 4.	Purpose of Transaction.

The fourth, fifth and sixth paragraphs of Item 4 are hereby amended and restated in their entirety as follows:

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Units, consistent with its investment purpose, each Reporting Person may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional Units in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of Units now owned or hereafter acquired. In addition, any Reporting Person may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, consolidate or seek to consolidate assets held by such Reporting Person and its affiliates, including acquiring assets owned by, or selling assets to, the Issuer, or make changes or seek to make changes to the capital structure of the Issuer. Each Reporting Person reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4.

None of the Reporting Persons have made a determination regarding a maximum or minimum number of Units or other securities of the Issuer that it may hold at any point in time.

Also, consistent with their investment intent and ongoing evaluation of their investment in the Issuer and alternatives to such investment, including a potential consolidation, acquisition or sale of assets or Units or changes to the Issuer’s capital structure, a Reporting Person may engage in communications with, without limitation, one or more unitholders of the Issuer, one or more officers of AMID GP and/or one or more members of the board of directors of AMID GP regarding the Issuer, including but not limited to a potential consolidation, acquisition or sale of assets or Units or changes to the Issuer’s capital structure. During the course of such communications, the Reporting Person may advocate or oppose one or more courses of action.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)-(c) The information contained on the cover pages to this Amendment No. 21 to Schedule 13D and the information set forth and incorporated by reference in Item 3 are incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

See the Exhibit Index following the signature pages hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2018

AMERICAN MIDSTREAM GP, LLC

/s/ Eric T. Kalamaras
Eric T. Kalamaras
Senior Vice President and Chief Financial Officer

AMID GP HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By:	ArcLight PEF GP V, LLC, its General Partner
By:	ArcLight Capital Holdings, LLC, its Manager
By:	ACHP II, L.P., its Managing Member
By:	ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT PEF GP V, LLC

By:	ArcLight Capital Holdings, LLC, its Manager
By:	ACHP II, L.P., its Managing Member
By:	ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL HOLDINGS, LLC

By:	ACHP II, L.P., its Managing Member
By:	ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description

1.	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Amendment No. 19 to Schedule 13D filed by the Reporting Persons on August 18, 2017).

2.	Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP (the “Issuer”), dated as of April 25, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on April 29, 2016), as amended by Amendment No. 1, effective as of May 1, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2016), Amendment No. 2, effective as of October 31, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on November 4, 2016), Amendment No. 3, effective as of March 8, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on March 8, 2017), Amendment No. 4, effective as of May 25, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on May 31, 2017), Amendment No. 5, effective as of June 30, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on July 14, 2017), Amendment No. 6, effective as of August 31, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on September 11, 2017), Amendment No. 7, effective as of September 31, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on October 30, 2017), Amendment No. 8, effective as of December 31, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on January 31, 2018) and Amendment No. 9, effective as of May 3, 2018 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on May 4, 2018).